

New York Stock Exchange
11 Wall Street
New York, NY 10005

June 22, 2021

Chief, Information Technology
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE MS 3040
Washington, DC 20549

To whom it may concern:

The NYSE Arca certifies its approval for listing and registration of the Robinson
Alternative Yield Pre-Merger SPAC ETF, a series of Tidal ETF Trust under the Exchange
Act of 1934.

Sincerely,

[signature: Ben Sawyer]